

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

August 7, 2006

Mr. Brent L. Korb
Quanex Corporation
1900 West Loop South
Suite 1500
Houston, Texas 77027

> **RE:** **Quanex Corporation**
> **Form 10-K for the fiscal year ended October 31, 2005**
> **Filed December 21, 2005**
> **File # 1-5725**

Dear Mr. Korb:

We have reviewed your response letter dated June 19, 2006 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended October 31, 2005

Note 1 – Critical Accounting Estimates, Long-Lived Assets, page 39

1. We read your response to prior comment five and your proposed disclosures. We continue to believe that your proposed disclosures do not convey your compliance with SFAS 142 and SFAS 144. Please revise your proposed disclosures to address the following:

   • The third sentence of your proposed impairment policy related to property, plant and equipment and intangibles implies that you calculate "fair values" based on undiscounted cash flows and the fourth sentence implies that you compare "fair values" to carrying values. Please revise your proposed disclosures to convey, if accurate, that you use the two-step process prescribed by SFAS 144 that requires you to compare carrying values to undiscounted cash flows and, if an impairment exists, to record the amount of the impairment based on the difference between the carrying value and the fair value. Your proposed policy should also indicate how you determine fair value, which we assume is based on discounted cash flows.

- The fifth sentence of your proposed impairment policy related to goodwill implies that you may not perform the allocation process outlined in paragraph 21 of SFAS 142. Please revise your proposed policy to convey, if accurate, that you comply with paragraph 21 of SFAS 142.

If your historical policies are not consistent with these methodologies, please better explain them to us and help us understand how they comply with SFAS 144 and SFAS 142.

Note 2 – Acquisitions, page 44

2. We note your response to prior comment six. In future filings, please consider whether you believe purchase price allocations are a critical accounting policy and, to the extent applicable, address these accounting estimates and the impact of using different assumptions. In addition, please revise future filings to disclose your belief that recovering anything from the equity investment you obtained through your acquisition of Mikron is remote.

Note 6 – Inventories, page 49

3. We reviewed your response to prior comment seven. We note that your MACSTEEL products are valued on both a LIFO and FIFO basis. Please provide us the following additional information:

- the FIFO and LIFO inventory balances for these products for the years ended October 31, 2005 and 2004 as well as for the most recent interim balance sheet date;
- total product sales for the past three fiscal years as well as your most recent interim period;
- an analysis of the impact on your operating results if you had used a consistent inventory valuation method and
- how you determine which of these two facilities will supply a customer.

Note 21 – Quarterly Results of Operations, page 71

4. We note your response to prior comment nine. Although, we encourage you to include operating income in your quarterly disclosures, we continue to believe that you are required to include gross profit or cost of sales. Since you are not in a specialized industry, please refer to question 3 of SAB Topic 6:G(1)(a).

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Anne McConnell, Senior Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.
.

Sincerely,

John Cash
Accounting Branch Chief